Exhibit 99.1

Press Release

Judgment rendered on July 16, 2021 in the proceedings between Biophytis and Negma Group Ltd by the Execution Judge from the Paris Court of Justice

Paris, France, and Cambridge, Massachusetts, USA – July 19, 2021, 11:00 p.m. CET – Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging and improve functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19, announces that the judge in charge of overseeing judgements execution has rendered on July 16, 2021 a judgement in the proceedings between Biophytis and Negma Group Ltd. (“Negma”).

Following the judgment rendered by the Paris Commercial Court on March 16, 2021 (see the press release dated March 19, 2021 available on the Company’s website) in the proceedings on the merits between Biophytis and Negma Group Ltd (“Negma”) regarding the ORNANEBSA agreement entered into on August 21, 2019 (the “Judgment”), Biophytis had, as previously announced in the above-mentioned press release of March 19, 2021:

filed a petition with the Paris Commercial Court on the ground of failure of the Judgment to rule on certain claims made by the Company in the proceedings;

-	appealed the Judgment to the Paris Court of Appeal.

In addition, as regards to the execution of this Judgement, Biophytis has served Negma Group with a petition filed with the Presiding Judge of the Paris Court of Appeal requesting that immediate enforcement of the Judgment be stayed or, alternatively, that it be modified. Oral argument on this matter was scheduled for September 7, 2021.

In the meantime, on June 24, 2021, Negma served Biophytis with a petition filed with the judge of the Paris Court of Justice charged with overseeing the execution of judgments requesting (i) the payment of the fine for non-performance imposed by the Judgment in connection with its order to Biophytis to deliver 7,000,000 shares and (ii) that a final fine for non-performance be set.

Pursuant to a judgment rendered on July 16, 2021, the judge of the Paris Court of Justice in charge of overseeing the execution of judgments partially granted Negma’s claims and:

o	quantified at €1,500,000 the fine for non-performance imposed by the Judgment;
o	ordered Biophytis to pay this sum to Negma;
o	imposed a new provisional fine for non-performance of €50,000 per day of delay in complying with the Judgment’s order against Biophytis, as of the tenth day from service of this judgment, for a period of 30 days;

o	ordered Biophytis to pay Negma €8,000 pursuant to Article 700 of the Code of Civil Procedure; and
o	ordered Biophytis to pay the costs of the proceedings.

Biophytis intends to comply with the July 16, 2021 judgment and then to appeal it and, more generally, to take all measures to safeguard its interests.

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19.

Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). It is also being studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD).

The company is based in Paris, France, and Cambridge, Massachusetts. The company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADS (American Depositary Shares) are listed on Nasdaq (Ticker BPTS – ISIN : US09076G1040).

For more information visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risks and uncertainties the Company is to face" section from the Company's 2020 Annual Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the “Risks Factors” section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Evelyne Nguyen, CFO

Media contact

LifeSciAdvisors

Sophie Baumont/Chris Maggos/John Hodgson

E: sophie@lifesciadvisors.com

T: +33 6 27 74 74 49